September 30, 2015

To: United States Security and Exchange Commission

Re:   Conversation Institute, Inc.

Amendment no. 2 to Registration Statement on Form S-1

Filed August 11, 2015

File No. 333-203666

In regards to your comment letter dated August 17, 2015; please find below your comments and our responses.

 General

1.

Please update the financial statements and other financial information in the filing to include the interim period ended June 30, 2015. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Response: We have updated the financial statements and other financial information in the filing to include the interim period ended June 30, 2015.

2.

Please file a currently dated auditor consent with your next amendment.

Response: We have filed an updated auditor consent letter.

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